SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
under the Securities Exchange Act of 1934

North American Technologies Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

657193207
(CUSIP Number)

Scott Kaufman or Michel Amsalem
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, NY 10017
212.624.5030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Midsummer Investment Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐

3.	SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) OR 2(e)

Not Applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES	7. SOLE VOTING POWER
BENEFICIALLY
OWNED	970,325 (See Items 3, 4 and 5)
BY EACH REPORTING
PERSON WITH	8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

970,325 (See Items 4 and 5)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

970,325 (See Items 3, 4 and 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.23% (See Items 3, 4 and 5)

14.	TYPE OF REPORTING PERSON

OO

This Amendment No. 1 amends and restates (i) the Schedule 13D previously filed on December 2, 2004, by Crestview Capital Master, LLC (“Crestview”), Midsummer Investment Ltd. (“Midsummer”), Islandia, L.P. (“Islandia”), Rooster, L.P. (“Rooster”), Big Bend XI Investments, Ltd. (“Big Bend”), HLTFFT LLC (“HLT”), Richard Kiphart and Crestview Warrant Fund, L.P., and (ii) the Schedule 13D filed on January 23, 2006 by Midsummer only. This Schedule 13D/A is being filed only by Midsummer.

Item 1.  Security and Issuer.

This statement on Schedule 13D/A relates to the common stock, $0.001 par value per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 14315 West Hardy Road, Houston, Texas 77060 (the “Company”).

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by Midsummer Investment Ltd., a corporation organized under the laws of Bermuda (“Midsummer” or “the Reporting Person”).

(b) The business address for the Reporting Person is c/o Midsummer Capital, LLC, 295 Madison Avenue, 38th Floor, New York, NY 10017.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On March 8, 2004, Midsummer purchased $4,000,000 of Series AA Preferred Stock and Warrants to purchase shares of Common Stock from the Company in a private transaction. The source of funds for this transaction was working capital of Midsummer. The Series AA Preferred Stock issued to Midsummer is convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 185,185 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 3,703,704) shares. Midsummer was also issued common stock purchase warrants to purchase (i) 33,898 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 677,966 ) shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (ii) 33,898 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 677,966) shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23 (collectively, the “March 2004 Warrants”). On February 22, 2005, Midsummer exchanged its shares of Series AA Preferred Stock for 4,000 shares of Series CC Convertible Preferred Stock convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 185,185 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 3,703,704) shares. The Series CC Preferred Stock and March 2004 Warrants issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

On November 12, 2004, pursuant to a securities purchase agreement, Midsummer purchased an aggregate of 287,845 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 5,756,902) shares from Avalanche Resources Ltd. and Kevin Maddox, a former officer of the Company, for an aggregate purchase price of $1,992,485, 221,178 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 4,423,569) shares of Common Stock at a purchase price of $0.36 per share and 66,667 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 1,333,333) shares of Common Stock at a purchase price of $0.30 per share. The source of funds for this transaction was working capital of Midsummer.

On July 7, 2005, pursuant to a securities purchase agreement, Midsummer purchased (i) a 7% Convertible Debenture of the Company (the “July 2005 Debenture”) in the principal amount of $565,000, with a conversion price of $0.22 per share and (ii) Warrants to purchase 31,382 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 627,651.45) shares of Common Stock with a term of exercise of three years and an exercise price of $0.24 per share (the “July 2005 Warrant”). The July 2005 Debenture and July 2005 Warrant issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was working capital of Midsummer.

On December 30, 2005, pursuant to a securities purchase agreement, Midsummer purchased (i) a 7% Convertible Debenture of the Company (the “December 2005 Debenture”, and together with the July 2005 Debenture, the “2005 Debentures”) in the principal amount of $713,384, with a conversion price of $0.15 per share and (ii) Warrants to purchase 45,473 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 909,465) shares of Common Stock with a term of exercise of three years and an exercise price of $0.18 per share (the “December 2005 Warrant”). This December 2005 Debenture and December 2005 Warrant issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was working capital of Midsummer.

On September 15, 2006, pursuant to a securities purchase agreement, Midsummer purchased (i) 133,003 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 2,660,076) shares of Common Stock at a per share purchase price of $0.295 and (ii) a common stock purchase warrant to purchase 66,501 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 1,330,038) shares of Common Stock with a term of exercise of fifty-four (54) months and an exercise price of $0.36 per share (the “September 2006 Warrant”). The September 2006 Warrant issued to Midsummer contain a limitation prohibiting exercise thereof to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was working capital of Midsummer.

On March 7, 2007, pursuant to a Conversion and Amendment Agreement (the “Conversion Agreement”), Midsummer agreed to convert its outstanding 2005 Debentures into shares of Common Stock. The conversion of the 2005 Debentures was effective on March 7, 2007. In consideration for Midsummer’s agreement to convert its 2005 Debentures prior to the maturity date on July 1, 2008, the Company paid Midsummer the interest that the 2005 Debentures would have earned if it had been held through maturity. The amount of that interest will be paid in shares of Common Stock based on the lesser of (a) the conversion price of the 2005 Debentures or (b) the 20 day volume weighted average price of the Common Stock immediately prior to the effective date for conversion. The conversion price for the July 2005 Debenture is equal to $0.1985 per share, the conversion price of the December 2005 Debenture is equal to $0.15 per share. The Company issued Midsummer shares of Common Stock in connection with this Conversion Agreement.

On July 31, 2007, the Company closed a securities purchase agreement (the “July 2007 Purchase Agreement”) entered into on July 24, 2007 by and among the Company and Midsummer and the other signatories thereto. Pursuant to the July 2007 Purchase Agreement, the Company issued Midsummer (i) an 8% Convertible Debenture in the aggregate principal amount equal to $428,040 with a conversion price of $0.20 per share and due July 31, 2010 (the “July 2007 Debenture”) and (ii) a common stock purchase warrant to purchase 53,505 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 1,070,100) shares of Common Stock with a term of exercise of four years and an exercise price of $0.20 per share (the “July 2007 Warrant”, together with the March 2004 Warrants, the July 2005 Warrant, the December 2005 Warrant and the September 2006 Warrant, the “Warrants”). The July 2007 Debenture and July 2007 Warrant issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was working capital of Midsummer.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The purpose of this Schedule 13D is to report the transactions described in Item 3 above and to report that effective on or about August 14, 2007, Michel Amsalem was appointed to the Company’s board of directors.

Other than with respect to the exercise by Mr. Amsalem of his rights as a member of the Company’s board of directors on matters presented to the Company’s board of directors from time to time, the Reporting Person has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) Midsummer beneficially owns 970,325 shares or 10.23% of the issued and outstanding Common Stock (based on 9,487,875 shares outstanding, as of December 24, 2007, as disclosed in the Company's 10-KSB for the year ended September 30, 2007 and filed on December 31, 2007, as adjustment for the 1-for-20 reverse stock split). As described in Item 3 above, Midsummer (a) purchased 287,845 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 5,756,902) shares of Common Stock on November 12, 2004, (b) purchased 133,003 (as adjusted for the 1-for-20 reverse stock split and, as originally issued 2,660,076) on September 15, 2006, (c) received additional shares of Common Stock in connection with the Conversion Agreement on March 7, 2007 and in lieu of cash interest payments, and (d) owns Series CC Preferred Stock, July 2007 Debenture and the Warrants to purchase additional shares of Common Stock.

The (i) December 2005 Debenture and December 2005 Warrant purchased by Midsummer on December 30, 2005, (ii) the September 2006 Warrant purchased by Midsummer on September 15, 2006 and (iii) the July 2007 Debenture and July 2007 Warrant purchased by Midsummer on July 31, 2007 contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

The March 2004 Warrants, the July 2005 Warrant and the Series CC Preferred Stock contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 29, 2008

MIDSUMMER INVESTMENT LTD.

By:	MIDSUMMER CAPITAL, LLC, its investment manager

By:	/s/ Scott Kaufman
Name: Scott Kaufman
Title: Managing Director